UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6‑K
_______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: November 7, 2019	By: /s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer

Loma Negra Reports 3Q19 results

Buenos Aires, November 7, 2019 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month and nine-month period ended September 30, 2019 (our “3Q19”).

3Q19 Key Highlights

◾	Net revenue decreased 7.6% YoY to Ps.9,178 million (US$172 million)
◾
Consolidated Adjusted EBITDA up 2.7% YoY to Ps.2,645 million (US$52 million), principally driven by the Cement and Railroad segment, and partially offset by non-recurrent production-footprint adequacy costs of approximately Ps.61 million (US$1.2 million).

◾	Excluding this non-recurrent charge, Adjusted EBITDA would have been Ps.2,707 million (US$53 million)
◾
Consolidated Adjusted EBITDA margin expanded by 289 basis points YoY from 25.9% to 28.8%, excluding non-recurrent production-footprint adequacy costs, Consolidated Adjusted EBITDA would have been 29.5%, expanding 356 basis points

◾	Net Debt /LTM Adjusted EBITDA ratio of 0.87x from 0.43x in FY18

The Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”), and certain financial figures1 Table 1b and Table 11 below were prepared in U.S. dollars and Pesos without giving effect to IAS 29.

Commenting on the financial and operating performance for the third quarter of 2019, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: ”The unexpected result in the August primary elections lead to a high financial and economic volatility that eroded the incipient recovery previously observed in some of the macroeconomic variables.

In this context, Cement demand was softer than expected, thus we remained focused on executing cost-control initiatives oriented towards optimizing our production footprint, as our project in L´Amalí continues as scheduled to kick in 2Q20.

Given this situation, our business kept delivering both Adjusted EBITDA margin expansion and Adjusted EBITDA growth.

Looking ahead, an important factor will be the policies adopted by the new administration in order to reestablish financial stability and economic growth.”

2)
 Table 1b and Table 11—Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	9,178	9,931	-7.6%	26,744	27,362	-2.3%
Gross Profit	2,439	2,273	7.3%	7,237	6,594	9.8%
Gross Profit margin	26.6%	22.9%	+368bps	27.1%	24.1%	+296bps
Adjusted EBITDA	2,645	2,575	2.7%	7,447	6,832	9.0%
Adjusted EBITDA Mg.	28.8%	25.9%	+289bps	27.8%	25.0%	+287bps
Net Profit	60	(144)	n/a	2,612	944	176.8%
Net Profit attributable to owners of the Company	50	(182)	n/a	2,497	836	198.8%
EPS	0.0836	(0.3060)	n/a	4.1893	1.4020	198.8%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	9,062	7,022	29.1%	9,062	7,022	29.1%
Net Debt /LTM Adjusted EBITDA	0.87x	0.74x	0.13x	0.87x	0.74x	0.13x

Table 1b: Financial Highlights in Ps and in U.S. dollars (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
In million Ps.	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	8,720	6,131	42.2%	23,115	15,422	49.9%
Adjusted EBITDA	2,615	1,699	54.0%	6,691	4,018	66.5%
Adjusted EBITDA Mg.	30.0%	27.7%	+229bps	28.9%	26.1%	+289bps
Net Profit	(400)	118	n/a	1,405	845	66.4%
Net Debt	9,062	4,573	98.2%	9,062	4,573	98.2%
Net Debt /LTM Adjusted EBITDA	0.87x	0.74x	0.13x	0.87x	0.74x	0.13x

In million US$	Three-monthsended September30,			Nine-monthsended September30,
	2019	2018	%Chg.	2019	2018	%Chg.
Ps./US$, av	50.59	31.98	58.2%	44.60	25.18	77.2%
Ps./US$, eop	57.56	40.90	40.7%	57.56	40.90	40.7%
Net revenue	172	192	-10.1%	518	613	-15.4%
Adjusted EBITDA	52	53	-2.7%	150	160	-6.0%
Adjusted EBITDA Mg.	30.0%	27.7%	+229bps	28.9%	26.1%	+289bps
Net Profit	(8)	4	n/a	32	34	-6.1%
Net Debt	157	112	40.8%	157	112	40.8%
Net Debt /LTM Adjusted EBITDA	0.87x	0.74x	0.13x	0.87x	0.74x	0.13x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]
		Three-months ended September 30,			Nine-months ended September 30,
		2019	2018	% Chg.	2019	2018	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.49	1.61	-7.5%	4.19	4.68	-10.4%
Paraguay	MM Tn	0.15	0.15	-1.1%	0.43	0.42	1.8%
Cement, masonry & lime total		1.64	1.76	-7.0%	4.62	5.10	-9.4%
Argentina:
Concrete	MM m3	0.19	0.29	-33.9%	0.67	0.80	-16.0%
Railroad	MM Tn	1.13	1.23	-7.9%	3.36	3.55	-5.3%
Aggregates	MM Tn	0.26	0.25	4.7%	0.85	0.79	7.2%
[2] Sales volumes include inter-segment sales
Sales volumes of cement, masonry and lime in Argentina during 3Q19 declined by 7.5% YoY to 1.49 million tons, as demand was affected amid of a higher macroeconomic volatility. In contrast with previous quarters, the bag segment experienced a softer decline than the bulk segment.

In Paraguay, sales volumes decreased by 1.1% YoY in the third quarter to 0.15 million tons, mostly underpinned by the private sector and affected by a slower than expected public works execution. As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 7.0% YoY to 1.64 million tons.

Sales volumes in the Concrete segment in Argentina were down almost 34% YoY to 0.19 million m3, as the major infrastructure public works and private projects slowed down or put on hold.

Despite the strong increase in the volume of transported frac-sand, the volumes of the railway segment decrease around 8% compared to the same quarter in 2018, affected by a lower volume transported in most of the other segments. By contrast, Aggregate volumes in 3Q19 increased by almost 5% YoY to 0.26 million tons.

Review of Financial Results

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Net revenue	9,178	9,931	-7.6%	26,744	27,362	-2.3%
Cost of sales	(6,740)	(7,658)	-12.0%	(19,507)	(20,768)	-6.1%
Gross Profit	2,439	2,273	7.3%	7,237	6,594	9.8%
Selling and administrative expenses	(605)	(676)	-10.5%	(1,923)	(2,006)	-4.2%
Other gains and losses	21	32	-33.7%	5	25	-79.8%
Tax on debits and credits to bank accounts	(90)	(90)	-0.4%	(272)	(273)	-0.2%
Finance costs, net
Exchange rate differences	(1,510)	(1,310)	15.3%	(1,382)	(2,147)	-35.6%
Financial income	77	-	n/a	88	1	n/a
Financial expenses	(409)	(298)	37.2%	(1,060)	(694)	52.8%
Gain (loss) on net monetary position	276	168	64.4%	919	237	287.8%
Profit before taxes	198	98	101.7%	3,611	1,736	108.0%
Income tax expense
Current	133	(340)	n/a	(665)	(728)	-8.6%
Deferred	(270)	97	n/a	(334)	(65)	415.0%
Net profit	60	(144)	n/a	2,612	944	176.8%
Net majority income	50	(182)	n/a	2,497	836	198.8%

Net Revenues

Net revenue decreased 7.6% to Ps. 9,178 million in 3Q19, from Ps. 9,931 million in the comparable quarter last year, mostly due to the impact of lower revenues in Concrete and Cement, masonry and lime in Argentina.

Revenues in Cement, masonry and lime in Argentina were down 4.0% YoY, mainly as a result of the volume drop, partially offset by higher prices. Cement revenues in Paraguay decreased by 1.7% YoY, mostly as a consequence of the lower volume sold.

Concrete segment presented a decline in both sales volumes and prices when compared to the strong third quarter last year, resulting in revenues dropping 37.7% YoY. Railroad revenues decreased 9.4% YoY, as price decreased in real term and sales volume declined 7.9%. By contrast, Aggregate revenues were up 2.0% YoY during the period, driven by improving sales volume.

Cost of sales, and Gross profit

Cost of sales declined 12.0% YoY reaching Ps. 6,740 million in 3Q19 mainly reflecting a lower volume of sales and the production-footprint adequacy efforts achieved in the second quarter this year.

In the search to further improve our production-footprint, during the quarter, San Juan facility was reconverted to a grinding and distribution center, incurring in approximately Ps. 61 million of non-recurrent costs.

Gross profit increased 7.3% YoY to Ps. 2,439 million in 3Q19 from Ps. 2,273 million in 3Q18, with gross profit margin expanding 368 basis points YoY to 26.6%. If non-recurrent costs associated to the production-footprint adequacy are excluded, gross profit margin would have expanded by 435 basis points to 27.2%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 3Q19 decreased 10.5% YoY to Ps. 605 million, from Ps. 676 million in 3Q18. As a percentage of revenues, SG&A decreased 22 basis points to 6.6% in 3Q19, from 6.8% in 3Q18 positively impacted by structure adequacy measures adopted earlier this year in addition to a further reduction in the effective sales tax rate.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Adjusted EBITDA reconciliation:
Net profit	60	(144)	n/a	2,612	944	176.8%
(+) Depreciation and amortization	791	946	-16.4%	2,128	2,220	-4.2%
(+) Tax on debits and credits to bank accounts	90	90	-0.4%	272	273	-0.2%
(+) Income tax expense	138	242	-43.2%	999	793	26.1%
(+) Financial interest, net	301	247	21.6%	849	564	50.6%
(+) Exchange rate differences, net	1,510	1,310	15.3%	1,382	2,147	-35.6%
(+) Other financial expenses, net	32	51	-37.9%	123	129	-4.6%
(+) Gain (loss) on net monetary position	(276)	(168)	64.4%	(919)	(237)	287.8%
Adjusted EBITDA	2,645	2,575	2.7%	7,447	6,832	9.0%
Adjusted EBITDA Margin	28.8%	25.9%	+289 bps	27.8%	25.0%	+287 bps

Adjusted EBITDA increased 2.7% YoY in the third quarter of 2019 to Ps. 2,645 million, with Adjusted EBITDA margin expanding 289 basis points to 28.8% compared to 25.9% in 3Q18.

Excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA increased 54.0% YoY in the third quarter of 2019, reaching Ps. 2,615 million, mainly driven by the Cement and Railroad segments, with Adjusted EBITDA margin expanding 229 basis points to 30.0% compared to 27.7% in 3Q18. Excluding non-recurrent costs from production-footprint adequacy, Adjusted EBITDA would have reached Ps. 2,677 million, with an EBITDA margin of 30.7%.

Table 11, presenting financial Data by Segment (Excluding IAS 29), shows that Adjusted EBITDA for the Cement segment in Argentina increased during the third quarter 51.9% YoY and the margin expanded by 90 basis points to 30.9%. The Cement segment in Paraguay, reported a 56.9% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 45.1%, expanding 156 basis points compared to the same period one year ago.

In addition, the Concrete segment reported an increase in Adjusted EBITDA reaching Ps. 47.8 million, with the margin expansion of 73 basis points, from 4.1% to 4.8%, mainly as a result of a cost structure adequacy. Moreover, Railroad segment improved almost Ps. 52.3 million in the third quarter of 2019, and the Adjusted EBITDA margin expanded to 14.5% from 11.0% in the comparable period in 2018, as a result of cost adequacy efforts. Aggregates Adjusted EBITDA margin for the 3Q19 recover to 4.1% mostly explained by higher costs dilution.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Chg.	2019	2018	% Chg.
Exchange rate differences	(1,510)	(1,310)	15.3%	(1,382)	(2,147)	-35.6%
Financial income	77	-	n/a	88	1	n/a
Financial expenses	(409)	(298)	37.2%	(1,060)	(694)	52.8%
Gain (loss) on net monetary position	276	168	64.4%	919	237	287.8%
Total Finance Costs, Net	(1,567)	(1,440)	8.8%	(1,435)	(2,603)	-44.9%

During 3Q19, the company reported a loss of Ps. 1,567 million in total finance costs-net compared to a loss of Ps. 1,440 million in the previous year third quarter, mainly due to a higher loss in foreign exchange differences as a result of the exchange rate depreciation during the quarter, partly compensated by a higher gain on net monetary position.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 3Q19, recovered to Ps. 60 million from a loss of Ps.144 million in the corresponding quarter of the previous year.

Net Profit Attributable to Owners of the Company improved 232 million, to Ps. 50 million in 3Q19. During the quarter, the Company reported earnings per common share of Ps. 0.0836 and earnings per ADR of Ps. 0.4179, compared with a loss per common share of Ps. 0.3060 and a loss per ADR of Ps. 1.5299 in 3Q18.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,		As of December, 31
	2019	2018	2018

Total Debt	10,415	11,260	8,210
- Short-Term Debt	4,991	6,011	4,620
- Long-Term Debt	5,424	5,249	3,590
Cash and Cash Equivalents	1,353	4,238	3,996
Total Net Debt	9,062	7,022	4,215
Shareholders' Equity	25,580	21,830	22,793
Capitalization	35,995	33,091	31,003
LTM Adjusted EBITDA	10,419	9,475	9,805
Net Debt /LTM Adjusted EBITDA	0.87x	0.74x	0.43x

 As of September 30, 2019, total cash and cash equivalents were Ps. 1,353 million compared with Ps. 4,238 million as of the December 31, 2018 mainly due to increased capex investments. Total debt at the close of the quarter stood at Ps. 10,415 million, composed by Ps.4,991 million in short-term borrowings, including the current portion of long-term borrowings (or 48% of total borrowings), and Ps.5,424 million in long-term borrowings (or 52% of total borrowings).

As of September 30, 2019, 42% (or Ps.4,351 million) Loma Negra’s total debt was denominated in U.S. dollars, 28% (or Ps. 2,873 million) in Guaraníes, 26% (or Ps.2,682 million) in Argentine pesos, and 5% (or Ps.509 million) in Euros. The average duration of Loma Negra’s total debt was 1.4 years.

As of September 30, 2019, Ps.6,421 million, or 62%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.3,738 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.2,682 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.87x as of September 30, 2019 from 0.43x as of December 31, 2018 reflecting the use of funds in investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows for the Nine-months and Three-months ended September 30, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	60	(144)	2,612	944
Adjustments to reconcile net profit to net cash provided by operating activities	2,318	3,162	4,600	5,697
Changes in operating assets and liabilities	1,199	8	(1,802)	(3,903)
Net cash generated / used in by operating activities	3,577	3,026	5,410	2,738

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(3,115)	(597)	(8,429)	(3,105)
Others	(19)	(7)	(45)	(42)

Net cash used in investing activities	(3,134)	(604)	(8,474)	(3,147)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(477)	(440)	566	(1,889)
Net cash generated / used in by financing activities	(477)	(440)	566	(1,889)

Net decrease in cash and cash equivalents	(34)	1,981	(2,499)	(2,298)
Cash and cash equivalents at the beginning of the year	1,316	2,835	3,996	6,464
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(37)	(51)	(109)	(99)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	108	(526)	(34)	172

Cash and cash equivalents at the end of the period	1,353	4,238	1,353	4,238

In the 3Q19, cash flow generated by operating activities was Ps.3,577 million compared to Ps.3,026 million in 3Q18, explained mainly by a higher profitability during the period and lower working capital needs. During 3Q19, the Company made capital expenditures for a total of Ps.3,134 million, mostly allocated to the expansion of production capacity of L’Amalí plant.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million. Start-up date is projected for the second quarter of next year.

The Company continued with the overall project execution during the quarter. Main equipment and materials were already manufactured in China and Europe and almost fully delivered to site. In addition, the supply of local steel structures is in progress, and deliveries are in line with installation requirements. Electromechanical of kiln erection is completed, final welding is in progress, and works of preassembly and erection are progressing. Civil works for main foundations, silos and buildings structures are close to be finished. Additions to Property, Plant and Equipment related to this project during 3Q19 amounted to approximately Ps.2,336 million.

3Q19 Earnings Conference Call

When:	10:00 a.m. U.S. ET (12:00 p.m. BAT), November 8, 2019

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:	Loma Negra Earnings Call

Webcast:	https://services.choruscall.com/links/loma1911087LLMVjQj.html

Replay:
A telephone replay of the conference call will be available between November 8, 2019 at 1:00 pm U.S. E.T. and ending on November 15, 2019. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10136375. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.
Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com

--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of September 30, 2019 and December 31, 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	As of September 30,	As of December 31,
	2019	2018
ASSETS
Non-current assets
Property, plant and equipment	38,985	30,125
Intangible assets	312	301
Investments	2	2
Goodwill	23	23
Inventories	916	933
Other receivables	822	1,297
Right to use assets	358	-
Trade accounts receivable	4	6
Total non-current assets	41,422	32,686
Current assets
Inventories	5,412	5,202
Other receivables	860	528
Trade accounts receivable	2,799	2,843
Investments	406	2,885
Cash and banks	947	1,111
Total current assets	10,423	12,568
TOTAL ASSETS	51,845	45,255
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	9,894	9,894
Reserves	10,628	3,140
Retained earnings	2,497	7,488
Accumulated other comprehensive income	467	378
Equity attributable to the owners of the Company	23,486	20,900
Non-controlling interests	2,094	1,893
TOTAL SHAREHOLDERS' EQUITY	25,580	22,793
LIABILITIES
Non-current liabilities
Borrowings	5,424	3,590
Accounts payables	133	533
Provisions	421	403
Other liabilities	46	11
Debts for leases	333	-
Deferred tax liabilities	4,723	4,387
Total non-current liabilities	11,081	8,924
Current liabilities
Borrowings	4,991	4,620
Accounts payable	8,518	6,683
Advances from customers	167	232
Salaries and social security payables	794	873
Tax liabilities	554	1,073
Debts for leases	82	-
Other liabilities	78	56
Total current liabilities	15,184	13,537
TOTAL LIABILITIES	26,265	22,462
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	51,845	45,255

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,			Nine-months ended September 30,
	2019	2018	% Change	2019	2018	% Change
Net revenue	9,178	9,931	-7.6%	26,744	27,362	-2.3%
Cost of sales	(6,740)	(7,658)	-12.0%	(19,507)	(20,768)	-6.1%
Gross profit	2,439	2,273	7.3%	7,237	6,594	9.8%
Selling and administrative expenses	(605)	(676)	-10.5%	(1,923)	(2,006)	-4.2%
Other gains and losses	21	32	-33.7%	5	25	-79.8%
Tax on debits and credits to bank accounts	(90)	(90)	-0.4%	(272)	(273)	-0.2%
Finance costs, net
Exchange rate differences	(1,510)	(1,310)	15.3%	(1,382)	(2,147)	-35.6%
Financial income	77	-	n/a	88	1	n/a
Financial expenses	(409)	(298)	37.2%	(1,060)	(694)	52.8%
Gain (loss) on net monetary position	276	168	64.4%	919	237	287.8%
Profit before taxes	198	98	101.7%	3,611	1,736	108.0%
Income tax expense
Current	133	(340)	n/a	(665)	(728)	-8.6%
Deferred	(270)	97	n/a	(334)	(65)	415.0%
Net profit	60	(144)	n/a	2,612	944	176.8%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	490	802	-38.9%	175	1,429	-87.7%
Total other comprehensive (loss) income	490	802	-38.9%	175	1,429	-87.7%
TOTAL COMPREHENSIVE INCOME	550	658	-16.3%	2,787	2,373	17.5%
Net Profit (loss) for the period attributable to:
Owners of the Company	50	(182)	n/a	2,497	836	198.8%
Non-controlling interests	11	38	-72.3%	115	108	6.6%
NET PROFIT FOR THE PERIOD	60	(144)	n/a	2,612	944	176.8%
Total comprehensive income (loss) attributable to:
Owners of the Company		227	32.2%	2,586	1,565	65.3%
Non-controlling interests		431	-41.9%	201	808	-75.1%
TOTAL COMPREHENSIVE INCOME	550	658	-16.3%	2,787	2,373	17.5%
Earnings per share (basic and diluted):	0.0836	(0.3060)	n/a	4.1893	1.4020	198.8%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Nine-months and Three-months ended September 30, 2019 and 2018
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,		Nine-months ended September 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	60	(144)	2,612	944
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	138	242	999	793
Depreciation and amortization	791	946	2,128	2,220
Provisions	(0)	31	82	91
Interest expense	621	66	819	338
Exchange rate differences	792	1,884	571	2,265
Others	(14)	(8)	9	(9)
Gain on disposal of Property, plant and equipment	(9)	-	(9)	-
Changes in operating assets and liabilities
Inventories	690	593	(158)	(541)
Other receivables	(115)	(150)	(128)	(364)
Trade accounts receivable	(68)	(434)	(666)	(1,019)
Advances from customers	5	9	(31)	(109)
Accounts payable	908	140	749	(434)
Salaries and social security payables	83	170	153	(33)
Provisions	38	(76)	(56)	(121)
Tax liabilities	554	271	226	270
Other liabilities	7	5	234	(31)
Income tax paid	(564)	(1,060)	(1,207)	(1,283)
Gain on net monetary position	(341)	539	(918)	(237)
Net cash generated / used in by operating activities	3,577	3,026	5,410	2,738

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	22	(1)	32	6
Payments to acquire Property, plant and equipment	(3,131)	(591)	(8,433)	(3,099)
Payments to acquire Intangible Assets	(6)	(6)	(28)	(12)
Contributions to Trust	(19)	(7)	(45)	(42)
Net cash used in investing activities	(3,134)	(604)	(8,474)	(3,147)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	2,485	951	5,919	1,733
Interest paid	(760)	(421)	(1,516)	(989)
Repayment of borrowings	(2,173)	(971)	(3,773)	(2,633)
Debts for leases	(29)	-	(65)	-
Net cash generated / used in by financing activities	(477)	(440)	566	(1,889)
Net decrease in cash and cash equivalents	(34)	1,981	(2,499)	(2,298)
Cash and cash equivalents at the beginning of the period	1,316	2,835	3,996	6,464
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(37)	(51)	(109)	(99)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	108	(526)	(34)	172

Cash and cash equivalents at the end of the period	1,353	4,238	1,353	4,238

Table 11: Financial Data by Segment (2019 figures exclude the impact of IAS 29 and 2018 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended September 30,				Nine-months ended September 30,
	2019	%	2018	%	2019	%	2018	%
Net revenue	8,720	100.0%	6,131	100.0%	23,115	100.0%	15,422	100.0%
Cement, masonry cement and lime—Argentina	6,638	76.1%	4,501	73.4%	17,263	74.7%	11,403	73.9%
Cement—Paraguay	891	10.2%	588	9.6%	2,234	9.7%	1,303	8.4%
Concrete	987	11.3%	1,027	16.8%	3,187	13.8%	2,524	16.4%
Railroad	783	9.0%	561	9.1%	2,147	9.3%	1,486	9.6%
Aggregates	120	1.4%	77	1.3%	379	1.6%	214	1.4%
Others	44	0.5%	31	0.5%	110	0.5%	84	0.5%
Eliminations	(742)	-8.5%	(653)	-10.7%	(2,205)	-9.5%	(1,593)	-10.3%
Cost of sales	5,950	100.0%	4,278	100.0%	15,886	100.0%	10,937	100.0%
Cement, masonry cement and lime—Argentina	4,340	72.9%	2,965	69.3%	11,249	70.8%	7,575	69.3%
Cement—Paraguay	589	9.9%	402	9.4%	1,526	9.6%	923	8.4%
Concrete	936	15.7%	956	22.3%	2,979	18.8%	2,376	21.7%
Railroad	676	11.4%	497	11.6%	1,869	11.8%	1,377	12.6%
Aggregates	120	2.0%	93	2.2%	396	2.5%	232	2.1%
Others	31	0.5%	18	0.4%	72	0.5%	47	0.4%
Eliminations	(742)	-12.5%	(653)	-15.3%	(2,205)	-13.9%	(1,593)	-14.6%
Selling, admin. expenses and other gains & losses	545	100.0%	391	100.0%	1,613	100.0%	1,087	100.0%
Cement, masonry cement and lime—Argentina	435	79.9%	294	75.1%	1,269	78.7%	820	75.5%
Cement—Paraguay	32	5.9%	10	2.5%	70	4.4%	39	3.6%
Concrete	21	3.9%	37	9.4%	91	5.6%	87	8.0%
Railroad	41	7.5%	39	10.1%	139	8.6%	108	9.9%
Aggregates	(0)	0.0%	1	0.4%	3	0.2%	4	0.4%
Others	15	2.8%	10	2.6%	40	2.5%	28	2.6%
Depreciation and amortization	390	100.0%	236	100.0%	1,075	100.0%	620	100.0%
Cement, masonry cement and lime—Argentina	185	47.6%	106	44.9%	538	50.1%	297	48.0%
Cement—Paraguay	132	33.9%	80	33.8%	343	31.9%	190	30.7%
Concrete	18	4.7%	8	3.2%	45	4.2%	23	3.7%
Railroad	48	12.3%	38	15.9%	132	12.3%	98	15.8%
Aggregates	5	1.2%	5	1.9%	14	1.3%	9	1.5%
Others	1	0.2%	1	0.3%	2	0.2%	2	0.3%
Adjusted EBITDA	2,615	100.0%	1,699	100.0%	6,691	100.0%	4,018	100.0%
Cement, masonry cement and lime—Argentina	2,048	78.3%	1,348	79.4%	5,283	78.9%	3,306	82.3%
Cement—Paraguay	402	15.4%	256	15.1%	981	14.7%	532	13.2%
Concrete	48	1.8%	42	2.5%	162	2.4%	84	2.1%
Railroad	114	4.3%	61	3.6%	270	4.0%	99	2.5%
Aggregates	5	0.2%	(13)	-0.8%	(6)	-0.1%	(13)	-0.3%
Others	(1)	-0.1%	4	0.2%	1	0.0%	11	0.3%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	30		876		755		2,814
Depreciation and amortization	(791)		(946)		(2,128)		(2,220)
Tax on debits and credits banks accounts	(90)		(90)		(272)		(273)
Finance costs, net	(1,567)		(1,440)		(1,435)		(2,603)
Income tax	(138)		(242)		(999)		(793)
NET PROFIT FOR THE PERIOD	60		(144)		2,612		944